SECOND AMENDMENT TO THE EXPENSE LIMITATION AGREEMENT

THIS SECOND AMENDMENT to the Expense Limitation Agreement ("Agreement") is made this 1st day of January, 2004 by and between ICON Funds (the "Trust"), a Massachusetts business trust and Meridian Investment Management Corporation (the "Adviser"), a Colorado corporation.

WHEREAS, the Trust and the Adviser entered into an Agreement on July 9, 2002, agreeing to pay expenses related to Class C and Class I shares of the ICON Bond Fund, ICON Covered Call Fund, ICON Equity Income Fund and ICON Long/Short Fund (the "Funds") to the extent that Total Fund Operating Expenses of each class of the Funds exceeded the limits set forth in Schedule A to the Agreement. The Trust and the Adviser hereby amend the Agreement as follows:

Effective January 1, 2004, the name Meridian Investment Management Corporation has been changed to ICON Advisers, Inc. All references to Meridian Investment Management Corporation in this Agreement shall be replaced with ICON Advisers, Inc.

All other terms of the Agreement shall remain in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

ICON FUNDS                              ICON ADVISERS, INC.


By: /s/Erik L. Jonson                   By: /s/Andra C. Ozols

Name: Erik L. Jonson                    Name: Andra C. Ozols

Title: Vice President and CFO           Title: Vice President & CFO